January 25, 2013

Re:                             Kosmos Energy Ltd. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 1, 2012
File No. 001-35167

Mr. Ethan Horowitz
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Horowitz:

This letter is in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Kosmos Energy Ltd. (the “Company”) dated January 24, 2013 and the related teleconference call between the Company and the Staff on January 24, 2013.  Please find attached for your review select pages of both the Company’s Form 10-K for the fiscal year ended December 31, 2011 (“Form 10-K”) and the Form 10-Q for the quarter ended September 30, 2012 (“Form 10-Q”).  The pages relating to the Form 10-K have been marked to reflect the proposed changes to be included in a restatement of the Company’s audited financial statements for the fiscal year ended December 31, 2011, and will be included in a pending Form 10-K/A. The pages relating to the Form 10-Q have been marked to reflect the proposed changes to be included in a restatement of the Company’s unaudited financial statements for the fiscal quarter ended September 30, 2012, and will be included in a pending Form 10-Q/A.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ W. Greg Dunlevy
W. Greg Dunlevy
Executive Vice President and Chief Financial Officer

cc:                                Brian F. Maxted

Richard D. Truesdell, Jr., Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024